Exhibit 20


                                                           NEWS RELEASE
                                                           NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,            NEWS RELEASE
Old Greenwich, CT  06870

Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(203) 698-5148                      (203) 698-5553


               FORTUNE BRANDS REPORTS SOLID FIRST QUARTER RESULTS
        Diluted EPS Up 7%, On Track for Double-Digit Full Year Increase;
                      Strong Performance for Home Products,
                   Spirits & Wine, Titleist Brand Fuel Growth

Old Greenwich, CT, April 23, 1999 - Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced solid 1999 first quarter earnings growth, backed by a 7% sales increase and record operating company contribution. Record performance for home products and spirits and wine, plus the strength of the Titleist and FootJoy golf brands, more than offset previously anticipated adverse comparisons in office products and the overall golf business. The results propelled the company to its 8th straight solid growth quarter since it began trading as Fortune Brands in June 1997.

For the first quarter:

-   Sales +7% to $1.29 billion
-   Income from Operations +6% to $56 million
-   Diluted E.P.S. +7% to 32 cents (+28% including 1998 extraordinary charge)
-   Diluted cash earnings (excluding amortization) +7% to 47 cents

"The solid earnings growth in the first quarter again demonstrated the strength of our broad brand portfolio," said Chairman and Chief Executive Officer Thomas
C. Hays. "With substantial financial flexibility and the benefit of our recent acquisitions, Fortune Brands continues to be on track for another double-digit E.P.S. growth year in 1999.

"We continue to aggressively seize opportunities to enhance shareholder value, and we're encouraged by the recent strong performance by our stock. We've substantially increased our share purchase authorization, and we've been aggressively capitalizing on favorable market conditions," Hays continued. In March, the company doubled its 1999 share repurchase authorization from 5 million to 10 million shares, in addition to its existing 1 million share systematic repurchase program. Year to date, the company has repurchased more than 4.5 million shares. "As previously indicated, we are also evaluating further cost reduction opportunities -- including a downsizing and move of the corporate office -- and we are examining our accounting practices with respect to goodwill. We expect decisions on these matters very soon," Hays added.


First quarter highlights include:

           - Sales and contribution from home products increased sharply to records. Even excluding record performance by Schrock cabinets (acquired June 1998), sales and contribution were up double-digits, with robust demand from major customers. Moen -- the company's largest selling brand -Aristokraft cabinets and Waterloo tool storage all achieved record sales.

           - Sales and contribution from spirits and wine surged to record levels. Price increases and related trade purchases, along with solid underlying demand, helped fuel double-digit sales increases in the Americas and Asia-Pacific regions. Jim Beam, the world's #1 bourbon, had an excellent quarter, and DeKuyper strengthened its position as the #1 cordial brand in the U.S. The addition of Geyser Peak wines (acquired August 1998) contributed substantially to the increases.

                   In March, the spirits and wine business reached agreement in principle with Remy-Cointreau and Highland Distillers to form a powerful new international sales and distribution joint venture. The joint venture is projected to begin operations in late summer, and the distribution cost savings alone are expected to add modestly to earnings in 1999 and more substantially in 2000.

           - Record sales for golf balls -- the biggest segment of the company's golf business -- for FootJoy golf shoes, and for Titleist clubs tempered the overall decline in golf sales and contribution. Continued strength of the premium-priced Titleist Professional, plus strong initial orders for the Titleist Tour Prestige and the Cobra Dista golf balls, helped drive the solid growth in golf ball sales. Continued demand for Titleist Titanium drivers and strong response for new irons and fairway woods contributed to the increase in Titleist club sales. Titleist is also delivering record results on the PGA Tour, where the #1 ball in golf won the year's first 15 tournaments.

                   As previously forecast, the timing of new product
              introductions and discounting on older models led to a significant decline in sales of Cobra clubs, which were up 23% in the year-ago quarter. Newly introduced Cobra Gravity Back irons began shipping late in the quarter, and drivers started shipping in April.

           - Sell-through of office products from retailers and distributors to customers remains positive. As anticipated, reported results were adversely affected by inventory reductions by major customers, a difficult pricing environment associated with major mid-1998 trade consolidations, and transitional costs related to major cost saving initiatives. The company continues to expect improved performance from office products in the second half of 1999, with modest contribution growth targeted for the full year.

                                      * * *

Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and spirits and wine. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer, Swingline and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

                                     * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to spirits and wine, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, the timely resolution of the Year 2000 issue, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                             Three Months Ended March 31,
                                           1999           1998        % Change

Net Sales                                  $1,292.3       $1,203.5         7.4

    Cost of goods sold                        677.7          618.7         9.5

    Excise taxes on spirits and wine           96.7           87.1        11.0

    Advertising, selling, general
      and administrative expenses             364.3          346.5         5.1

    Amortization of intangibles                27.3           26.3         3.8

    Interest expense                           25.3           25.1         0.8

    Other (income) expense, net                 0.9            2.1       (57.1)

Income  Before Taxes                          100.1           97.7         2.5

    Income taxes                               44.0           44.7        (1.6)

Income From Operations                         56.1           53.0         5.8

Extraordinary  items *                           -            (8.4)          -

Net Income                                    $56.1          $44.6        25.8


Earnings Per Common Share

 Basic

  Income from operations                      $0.33          $0.31         6.5

  Extraordinary items *                          -           (0.05)          -

        Net income                            $0.33          $0.26        26.9

 Diluted

  Income from operations                      $0.32          $0.30         6.7

  Extraordinary items *                          -           (0.05)          -

        Net income                            $0.32          $0.25        28.0


Avg. Common Shares Outstanding
    Basic                                     169.9          172.3        (1.4)
    Diluted                                   173.2          177.1        (2.2)

Actual Common Shares Outstanding
    Basic                                     167.5          173.0        (3.2)
    Diluted                                   171.8          177.2        (3.0)


* Extraordinary items amounts represent charges for the early extinguishment of debt.

                              FORTUNE BRANDS, INC.
                                  (In millions)
                                   (Unaudited)


                                            Three Months Ended
                                                March 31,
                                     1999              1998           % Change
SEGMENT DATA

NET SALES

Home Products                      $441.2            $342.4             28.9
Office Products                     315.2             321.8             (2.1)
    Home and
    Office Products                 756.4             664.2             13.9
Golf Products                       250.1             277.0             (9.7)
Spirits and Wine                    285.8             262.3              9.0
    Total                        $1,292.3          $1,203.5              7.4


OPERATING COMPANY CONTRIBUTION*

Home Products                       $68.7             $55.2             24.5
Office Products                      15.5              28.2            (45.0)
    Home and
    Office Products                  84.2              83.4              1.0
Golf Products                        36.5              41.7            (12.5)
Spirits and Wine                     50.1              43.0             16.5
    Total                          $170.8            $168.1              1.6


* Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest expense, other (income) expense, net and income taxes.

                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                            March 31,              December 31,
                                              1999                    1998
                                          (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                $43.6                      $40.3
      Accounts receivable, net                 930.0                      919.9
      Inventories                            1,085.9                    1,087.6
      Other current assets                     247.3                      217.5
                                           ---------                  ---------
         Total current assets                2,306.8                    2,265.3

   Property, plant and equipment, net        1,103.8                    1,119.9
   Intangibles resulting from
     business acquisitions, net              3,700.4                    3,761.3
   Other assets                                218.5                      213.2
                                           ---------                  ---------
         Total assets                       $7,329.5                   $7,359.7
                                           =========                  =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                         $506.4                     $321.4
      Current portion of long-term debt        182.8                      183.3
      Other current liabilities              1,243.0                    1,339.9
                                           ---------                  ---------
         Total current liabilities           1,932.2                    1,844.6

   Long-term debt                              974.4                      981.7
   Other long-term liabilities                 436.4                      435.9
                                           ---------                  ---------
         Total liabilities                   3,343.0                    3,262.2

   Stockholders' equity                      3,986.5                    4,097.5
                                           ---------                  ---------
         Total liabilities and

           stockholders' equity             $7,329.5                   $7,359.7
                                           =========                  =========